Exhibit (d)(24)(ii)

BRIGHTHOUSE FUNDS TRUST I

AMENDMENT NO. 1 TO THE INVESTMENT SUBADVISORY AGREEMENT

(JPMorgan Global Active Allocation Portfolio)

This Amendment No. 1 to the Investment Subadvisory Agreement (the “Agreement”) dated August 4, 2017, by and between Brighthouse Investment Advisers, LLC (the “Adviser”) and J.P. Morgan Investment Management Inc. (the “Subadviser”) with respect to JPMorgan Global Active Allocation Portfolio, a series of Brighthouse Funds Trust I, is entered into effective the 1st of January, 2018.

WHEREAS, the Agreement provides for the Subadviser to provide certain investment advisory services for the Adviser, for which the Subadviser is to receive agreed upon fees; and

WHEREAS, the parties wish to amend certain provisions of the Agreement as set forth herein;

NOW, THEREFORE, in consideration of the mutual promises, representations, and warranties made herein, covenants and agreements hereinafter contained, and, for other good and valuable consideration, the receipt and sufficiency of which are acknowledged, the parties agree as follows:

1. Schedule A of the Agreement is amended in whole to read as follows:

Percentage of average daily net assets:

0.375% of first $1 billion of such assets plus

0.350% on next $2 billion of such assets plus

0.325% on next $2 billion of such assets plus

0.300% of such assets over $5 billion.

2. All other terms and conditions of the Agreement shall remain in full force and effect.

IN WITNESS WHEREOF, the patties have executed this Amendment as of the 15th day of December, 2017.

/s/ Kristi Slavin
Kristi Slavin
President, Brighthouse Investment Advisers, LLC

/s/ Robert Kravantka
J.P. MORGAN INVESTMENT MANAGEMENT INC.
By:	Authorized Officer
Robert Kravantka
Vice President